NaturalNano, Inc.
15 Schoen Place
Pittsford, New York 14354
(585) 267-4850

March 2, 2007

Securities and Exchange Commission
101 F Street, NE
Washington, D.C. 20549-7010

Re:	Withdrawal of Registration Statement on Form SB-2
Registration No. 333-135667

Ladies and Gentlemen:

In accordance with Rule 477 under the Securities Act of 1933, as amended, NaturalNano, Inc. hereby applies for withdrawal of the above-referenced Registration Statement on Form SB-2, originally filed with the Commission on July 10, 2006. The Registration Statement has not been declared effective by the Commission and no securities were sold in connection with the offering to which the Registration Statement related.

Withdrawal is being sought because the Registrant believes that it would not be in the best interests of the Registrant and its shareholders to proceed with the financing to which the Registration Statement relates.

Very truly yours, /s/ Kathleen A. Browne Kathleen A. Browne Chief Financial Officer